

September 3, 2010

Douglas A. Proll
Chief Financial Officer
Canadian Natural Resources Limited
2500, 855-2nd Street S.W.
Calgary, Alberta, Canada T2P 4J8

> **Re: Canadian Natural Resources Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **Response Letter Dated July 29, 2010**
> **File No. 333-12138**

Dear Mr. Proll:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

Description of the Business, page 18

B. Crude Oil, NGLs, and Natural Gas Reserves, page 36

1.   We note the list you provided in response to prior comment one citing the items and paragraphs from Regulation S-K that you substituted for NI 51-101 disclosure requirements. It appears from our review of your filing that you have not provided a response to Items 1202(a)(7), 1202(a)(8), 1207, and 1208(b) of Regulation S-K. Tell us whether such items would be applicable to your filing, and, if so, explain to us in necessary detail why you believe the waiver you received from the Canadian securities regulators does not require you to comply with all applicable items within the 1200 section of Regulation S-K. As part of your response, you may wish to provide us with a

copy of the waiver you have received, along with reference to the appropriate section that supports your current presentation.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-2745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director